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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of April 2001

                         Commission file number: 1-14824

                               TNT POST GROEP N.V.


                                 Neptunusstraat 41-63
                                 2132 JA Hoofddorp
                                 The Netherlands


                    (address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                            FORM 20-F  X   FORM 40-F



        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)


                                 YES      NO    X



 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

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                                              [TPG LOGO]

PRESS RELEASE
                                                              Press Office & PR
                                        Neptunusstraat 41-63, 2132 JA HOOFDDORP
                                               Postbus 13000, 1100 KG AMSTERDAM
                                                       Telephone +3120 500 6224
                                                             Fax +3120 500 7520




Date
25 April 2001







TPG CONFIRMS ITS OUTLOOK FOR 2001


TODAY, AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS IN AMSTERDAM, MR. AD SCHEEPBOUWER, CHAIRMAN AND CEO OF THE BOARD OF MANAGEMENT OF TNT POST GROUP N.V.
(TPG), CONFIRMS TPG'S OUTLOOK STATEMENT FOR THE YEAR 2001. ASSUMING STABLE EXCHANGE RATES, TPG EXPECTS TO GROW NET INCOME IN 2001 BY 20-25% (ON A LIKE FOR LIKE BASIS AFTER RESTATING FOR CHANGES IN THE DUTCH ACCOUNTING RULES). THE FORECAST WAS ORIGINALLY ANNOUNCED AT THE ANNUAL RESULTS PRESENTATION ON 12 MARCH.

In the first quarter of 2001 the Mail operating margin has improved compared to the same period last year, despite some softening in Dutch mail volumes, particularly direct mail.

The yield management program in Express has continued to be successful in the first quarter of 2001 further improving the margins, despite some signs of economic strain in Europe and continuing performance issues in Australia.

Logistics has shown strong improvement of the organic revenue growth in the first quarter of 2001. The economic slowdown in North America has less impact than anticipated. The new contract pipeline remains healthy.




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SAFE HARBOUR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995
CERTAIN INFORMATION CONTAINED IN THIS PRESS RELEASE IS FORWARD LOOKING. BY
THEIR NATURE, FORWARD-LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTY BECAUSE THEY RELATE TO EVENTS AND DEPEND ON CIRCUMSTANCES THAT WILL OCCUR IN THE FUTURE. IN ADDITION TO THE ASSUMPTIONS SPECIFICALLY MENTIONED IN THIS PRESS RELEASE, THERE ARE A NUMBER OF OTHER FACTORS THAT COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. ALTHOUGH NOT EXHAUSTIVE, THE FOLLOWING FACTORS COULD CAUSE SUCH DIFFERENCES: SUBSTITUTION OF ALTERNATIVE METHODS FOR DELIVERING INFORMATION FOR TPG'S MAIL AND EXPRESS SERVICES; REGULATORY CHANGES LEADING TO FURTHER LIBERALIZATION IN THE DUTCH AND EUROPEAN POSTAL MARKETS; INTENSIFYING COMPETITION IN THE MAIL, EXPRESS AND LOGISTICS BUSINESSES; DECISIONS OF COMPETITION AUTHORITIES REGARDING PROPOSED JOINT VENTURES; COSTS OF COMPLYING WITH GOVERNMENTAL REGULATIONS; IMPACT OF RISKS AND TRENDS IN THE WORLD ECONOMY; FLUCTUATIONS IN FUEL COSTS; CHANGES IN CURRENCY AND INTEREST RATES; INCREASED PRICE TRANSPARENCY RESULTING FROM THE ADOPTION OF THE EURO; CHANGES IN TPG'S RELATIONSHIP WITH THE STATE OF THE NETHERLANDS; LIMITED BACK-UP FACILITIES IN THE EVENT OF MAJOR DISRUPTIONS AT KEY SITES; INCIDENTS RESULTING FROM THE TRANSPORT OF HAZARDOUS MATERIALS; MISMATCHES BETWEEN INFRASTRUCTURE REQUIREMENTS AND CAPACITY; STRIKES, WORK STOPPAGES AND WORK SLOWDOWNS AND INCREASES IN EMPLOYEE COSTS; AND COSTS OF INTEGRATING NEWLY ACQUIRED BUSINESSES. YOU ARE CAUTIONED NOT TO PUT UNDUE RELIANCE ON THE FORWARD LOOKING STATEMENTS. THESE FACTORS AND OTHER FACTORS THAT COULD AFFECT THESE FORWARD-LOOKING STATEMENTS ARE DESCRIBED IN TPG'S ANNUAL REPORT ON FORM 20-F AND TPG'S OTHER REPORTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. TPG DISCLAIMS ANY OBLIGATION TO PUBLICLY UPDATE OR REVISE THESE FORWARD-LOOKING STATEMENTS, WHETHER TO REFLECT NEW INFORMATION OR FUTURE EVENTS OR CIRCUMSTANCES OR OTHERWISE.























TPG, with its two brands TNT and Royal PTT Post, is a global provider of mail, express and logistics services. It employs approximately 130,000 people in 58 countries and serves over 200 countries. The company reported sales of E 9.9 billion in 2000. TPG is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.







                                                                     Page 2 of 2


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           TNT POST GROEP N.V.


                                           By:   /s/ JEROEN BRABERS
                                                 -------------------
                                                 Name: Jeroen Brabers
                                                 Title:  General Counsel




Date: April 25, 2001